4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FIRST QUARTER
FINANCIAL RESULTS

WINNIPEG, Manitoba – (October 14, 2004) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, today reported the results of operations for the first quarter ended August 31, 2004. All amounts referenced herein are in Canadian dollars unless otherwise noted.

Research and development expenditures during the quarter ended August 31, 2004 were $2,191,000 as compared to $755,000 for the same quarter in fiscal 2004. This increase is primarily due to the costs incurred to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial, MEND-CABG, which is evaluating the ischemic reperfusion and neuro-protective effects of the Company’s lead drug, MC-1. The Phase II portion of the study will enroll up to 900 patients. The study will evaluate the ischemic reperfusion and neuro-protective effects of MC-1 in patients undergoing high-risk CABG surgery. The trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). For the three months ended August 31, 2004, total expenditures for the MEND-CABG study were $1,429,000 as compared to nil for the three months ended August 31, 2003. In addition, the increase in expenditures was also due to the costs associated with the start of the MATCHED Study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) as part of the Company’s expanded Phase II/III clinical development program for MC-4232. This study is assessing effects on a variety of important parameters in patients with diabetes and hypertension.

Medicure anticipates research and development expenditures for the remainder of fiscal 2005 will be significantly higher than fiscal 2004, with a majority of the increase attributed to the expected acceleration of both the MEND-CABG and MATCHED studies.

“The quarter was highlighted by the start of enrolment of patients in our phase II trial to evaluate the effects of MC-4232 in the treatment of diabetic patients with hypertension,” stated Albert D. Friesen, PhD, Medicure’s President & CEO. “MC-4232 is a unique combination drug for the treatment of diabetic patients with hypertension. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. Given the high risk of serious cardiovascular incidents presented by the deadly combination of hypertension and diabetes, we believe this patient population is ideal to be the first to receive MC-4232.”

The MATCHED study is part of Medicure’s expanded Phase II/III clinical development program for MC-4232, and will evaluate MC-1 alone and in combination with an ACE inhibitor. The study is a randomized, double-blinded, placebo controlled, double-crossover trial encompassing 120 patients with co-existing diabetes and hypertension. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function. The study, guided for completion in the spring of 2005, will also provide information on product safety and tolerability.

General and administrative expenditures for the current quarter totaled $518,000 compared to $417,000 for the same quarter in fiscal 2004. The increase is attributable to an increase in stock based compensation, which totaled $86,000 for the first three months of fiscal 2005, compared to $33,000 for the same period a year ago. The Company expects slightly higher levels of general and administrative activities for the remainder of fiscal 2005.

Interest and other income for the first quarter ended August 31, 2004 was $107,000 compared to $70,000 for the first quarter ended August 31, 2003. The primary reason for the increase in interest revenue in the first quarter is due to the higher cash and short-term investment balances of the Company.

As a result of the above noted items the financial results for the first quarter ended August 31, 2004 include a consolidated net loss from operations of $2,615,000 or $0.04 per share, compared to a net loss of $1,107,000 or $0.02 per share for the three-month period ended August 31, 2003. The increased loss is attributable mainly to the expansion in research and development activities associated with the clinical development of both MC-1 and MC-4232.

The Company continues to maintain a solid cash position with cash and cash equivalents totaling $16.9 million as of August 31, 2004 as compared to $20.0 million as of May 31, 2004. The cash position is sufficient to fund completion of both the Phase II portion of the MEND-CABG study and the MATCHED study.

Corporate Highlights
Subsequent to the end of the first quarter, Medicure announced the development of an intravenous (I.V.) formulation of the Company’s lead drug MC-1 after successful completion of a Phase I clinical trial to assess its safety and tolerability in healthy volunteers. This new product presentation, which complements the existing oral dosage form, broadens MC-1’s use as a cardioprotective agent in the management of cardiovascular emergencies.

“Medicure’s proprietary I.V. formulation will now permit cardiovascular patients to receive MC-1 where oral administration is not viable, or the rapid attainment of the target drug levels in the blood is desirable,” Dr. Friesen stated. Hospitalized patients treated for stroke or acute coronary syndrome (ACS) will benefit most from this product line extension. It also complements our oral form of MC-1, and permits the broadest possible range of alternatives to the physician for initiation and maintenance of cardioprotective therapy in patients experiencing acute cardiovascular events.”

Also subsequent to the end of the first quarter, based on the positive preclinical results of its novel antithrombotic drug candidate, MC-45308, Medicure entered into a development agreement with Dr. Jawed Fareed, Professor, Departments of Pathology and Pharmacology, Loyola University Medical School, Chicago. This collaboration will advance the development of MC-45308, Medicure’s novel and composition of matter-patented drug from the Company’s antithrombotic library. Antithrombotics are drugs that prevent blood clots, which lead to heart attacks and stroke.

“This has the potential to be a major discovery in the field of antithrombotic therapy. Dr. Fareed’s preliminary biochemical results showed the significant potential of Medicure’s antithrombotic drug candidate, which has the unique property that demonstrates a dual anti-platelet and anticoagulant effect. MC-45308, which is structurally different from Medicure’s lead compound MC-1, has the potential to be more effective at providing improved prevention of coronary events as compared to other known clinical agents as a result of its dual effects,” Dr. Friesen stated.

Summary financial tables are provided below.

MEDICURE INC.
Consolidated Balance Sheets

	August 31,	May 31,
	2004	2004
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$16,899,096	$19,954,386
Accounts receivable	277,766	278,097
Prepaid expenses	1,838,350	910,337
Research advance	200,000	200,000
	19,215,212	21,342,820

Property and equipment	65,383	66,202
Patent costs	1,051,463	976,690
	$20,332,058	$22,385,712

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$1,292,933	$817,575

Shareholders' equity:
Capital stock	39,731,296	39,731,296
Contributed surplus	577,552	491,423
Deficit	(21,269,723)	(18,654,582)
	19,039,125	21,568,137

	$20,332,058	$22,385,712

MEDICURE INC.
Consolidated Statements of Operations and Deficit

	Three months ended
	August 31,	August 31,
	2004	2003
	(Unaudited)	(Unaudited)
Revenue:
Interest and other income	$106,529	$70,205
Government assistance	-	3,999
	106,529	74,204

Expenses:
General and administrative	517,559	416,735
Research and development	2,190,690	755,174
Amortization	13,421	9,294
	2,721,670	1,181,203

Loss for the period	(2,615,141)	(1,106,999)

Deficit, beginning of period	(18,654,582)	(12,665,496)

Deficit, end of period	$(21,269,723)	$(13,772,495)

Basic and diluted loss per share	$(0.04)	$(0.02)

An expanded version of the Management Discussion and Analysis and the financial statements for the quarter are accessible on Medicure's website at www.medicureinc.com.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. In its successful Phase II clinical trial, MEND-1, the Company's lead drug, MC-1, demonstrated cardioprotective effects and safety in high-risk patients undergoing angioplasty. The results from this clinical trial showed that MC-1 significantly reduces ischemic heart damage associated with the angioplasty procedure. Proceeding from this positive outcome, Medicure’s ongoing Phase II/III MEND-CABG clinical trial is evaluating the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery. The cardiovascular market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company's second product candidate, MC-4232, is a unique combination drug for the treatment of diabetic patients with hypertension. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 is a novel combination product that combines MC-1’s cardioprotective properties with an ACE Inhibitor, the most common form of hypertensive therapy. In addition to cardioprotection, this product has also demonstrated potential to provide further blood pressure lowering effects and reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control. The Company is currently enrolling patients in the Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), evaluating the effects of MC-1 alone and in combination with an ACE Inhibitor in control of blood pressure, metabolism and other endpoints in diabetic patients with hypertension.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public
Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com